MICHAEL KORS HOLDINGS LIMITED
33 Kingsway
London, United Kingdom
WC2B 6UF

September 24, 2015

Via EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C 20549
Attn: James Lopez

Re:	Michael Kors Holdings Limited Response to Comment Letter, dated September 21, 2015, to Form 10-K for the Fiscal Year Ended March 28, 2015 Filed May 27, 2015 (File No. 001-35368)
Ladies and Gentlemen:

On behalf of Michael Kors Holdings Limited (the “Company”), below please find responses from the Company to comments received from the Staff of the U.S. Securities and Exchange Commission on September 21, 2015 to the Company’s Form 10-K for the fiscal year ended March 28, 2015 (File No. 001-35368), filed with the Commission on May 27, 2015.  The discussion below is presented in the order of the numbered comments in the comment letter.
Form 10-K for Fiscal Year Ended March 28, 2015
Results of Operations, page 31

1.
We note the statement on page 32 that non-comparable store sales growth “was primarily attributable to operating 121 additional stores since March 29, 2014 and sales from our e-commerce site.” In future filings where you attribute material changes to multiple reasons, please quantify the approximate proportion attributed to each reason. Please provide draft disclosure and confirm that future filings will address year-over-year changes in e-commerce sales to the extent they are material to you.

Response to Comment 1: The Company confirms that when there are multiple reasons for a material change to its sales it will disclose the proportion attributable to each such material change in its future filings. Such disclosure is set forth below, which has been marked to present changes from the Company’s disclosure included in its Form 10-K for the fiscal year ended March 28, 2015:
“Approximately 85% of this sales growth was ~~primarily~~ attributable to operating 121 additional stores since March 29, 2014 and approximately 15% was attributable to sales from our e-commerce site.”
Definitive Proxy Statement on Schedule 14A

2.
We note the statement on page 28 that you purchased an aircraft for $16.5 million from a related party. However, we note the Aircraft Time Sharing Agreements filed as Exhibits 10.19 and 10.20, which appear to cover the personal use of the aircraft, state that the registrant is the “lessee” of the aircraft. Please clarify in future filings the material terms of the arrangement between you and the related party from whom you acquired possession, command and control of the aircraft. In addition, please clarify the material terms associated with the personal use of the aircraft. Please provide draft disclosure.

Response to Comment 2: As stated on page 28 of the Proxy Statement, on October 24, 2014, the Company purchased an aircraft for $16.5 million from Lawrence S. Stroll, our former director who resigned from the Board on September 10, 2014. This disclosure reflects all of the material terms of the arrangement between the Company and the related party from whom we acquired possession, command and control of the aircraft. As separate and distinct related party transactions, a subsidiary of the Company, who leases the Company-owned aircraft from the Company pursuant to an intercompany lease agreement, entered into Aircraft Time Sharing Agreements with each of John D. Idol, our Chairman and Chief Executive Officer, and Michael Kors, our Honorary Chairman and Chief Creative Officer, on November 24, 2014 and December 12, 2014, respectively, relating to each such executive’s personal use of the Company-owned aircraft previously purchased in October 2014. Pursuant to these Aircraft Time Sharing Agreements, each of Messrs. Kors and Idol are required to reimburse the Company’s U.S. subsidiary for the incremental costs of using the Company-owned aircraft for personal purposes. For the fiscal year ended March 28, 2015, there were no amounts payable by either Michael Kors or John Idol to us for personal use of the aircraft. In future filings, the Company will include the following additional related party disclosure either in its Form 10-K or by incorporating by reference such disclosure from its Definitive Proxy Statement filed not later than 120 days after the end of the fiscal year covered by the Form 10-K:
“We entered into Aircraft Time Sharing Agreements with each of John D. Idol, our Chairman and Chief Executive Officer, and Michael Kors, our Honorary Chairman and Chief Creative Officer, on November 24, 2014 and December 12, 2014, respectively, relating to each such executive’s personal use of the Company-owned aircraft. Pursuant to these Aircraft Time Sharing Agreements, each of Messrs. Kors and Idol are required to reimburse us for the incremental costs of using the Company-owned aircraft for personal purposes. For the fiscal year ended March 28, 2015, there were no amounts payable by either Michael Kors or John Idol to us for personal use of the aircraft.”
The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
By: /s/ Joseph B. Parsons
Joseph B. Parsons
Executive Vice President, Chief Financial Officer, Chief Operating Officer and Treasurer